May 28, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Eric Atallah Daniel Gordon Jessica Dickerson Laura Crotty

Re:	BIOSTEM TECHNOLOGIES, INC. Draft Registration Statement on Form 10 Submitted April 20, 2026 CIK No. 0001658678

Ladies and Gentlemen:

On behalf of our client, BioStem Technologies, Inc., a Florida company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Draft Registration Statement on Form 10 of the Company (the “Draft Registration Statement”) communicated to the Company in the Staff’s letter dated May 18, 2026. In connection with such responses, the Company will confidentially submit, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement. The Draft Registration Statement, as amended by Amendment No. 1 is referred to herein as the “Amended Draft Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement
Business Overview, page 4

1. We note your reference to the company as “a leader in regenerative medicine.” Please disclose your basis for this statement.

Response: The Company acknowledges the Staff’s comment and, although the Company’s management believes, based on various qualitative factors, that the Company is a leader in regenerative medicine, the Company has amended its disclosure to remove the statement.

2. We note your statement that you deliver “clinically effective solutions that promote tissue repair and regeneration.” You then highlight some of the ways in which patients benefit from these technologies, including with respect to wound closure rates, quality of life, faster healing, improved restoration of function and reduced rates of complications. Please address the following:

●	Clarify what you mean by “clinically effective.” For example only, clarify whether you mean that the benefits you highlight have been observed in a clinical setting or whether they been proven in clinical trials.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Draft Registration Statement to remove the term “clinically effective” and to clarify the intended benefits of the Company’s technologies on page 4 of the Amended Draft Registration Statement.

●	Tell us whether the benefits you highlight are the results of head-to-head trials. If so, please so state and disclose the measure(s) against which the comparisons are made. If the benefits are not the results of head-to-head trials, please remove the comparisons or otherwise advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s clinical trials are designed to compare its products directly against the existing standard of care and that the comparisons previously noted are not the result of head-to-head trials. As such, the Company has revised the disclosure on page 9 of the Amended Draft Registration Statement to provide additional clarification.

3. We note your disclosure that, in January 2026, you “expanded your portfolio through the purchase and licensing of certain assets from BioTissue Holdings Inc.’s surgical and wound care business,” including the Neox and Clarix product lines. Please revise your disclosures as appropriate throughout the registration statement to address the following:

●	Clarify which purchased assets you now own and which purchased assets you in-license. Your revised disclosure should include a description of the material terms of any material license, and you should file a copy of any material license as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 and pages 13 through 21 of the Amended Draft Registration Statement to clarify which assets it purchased from BioTissue versus those products the Company in-licenses from BioTissue pursuant to that certain Intellectual Property License Agreement entered into with BioTissue on January 21, 2026 (“License”) in connection with the BioTissue asset acquisition. The Company has also revised the disclosure to include a description of the material terms of the License. In addition, the License has been filed as Exhibit 10.19 to the Amended Draft Registration Statement.

●	Clarify how your business strategy, particularly as it relates to your product offerings, has changed subsequent to the asset purchase. In this regard, we note your historical revenues were largely driven by VendajeAC and AmnioWrap2 (AW2), but you now provide very little disclosure about these specific products, highlighting instead the Neox and Clarix product lines you purchased from BioTissue and the Vendaje family generally.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the BioTissue asset acquisition was undertaken to further the Company’s strategy to expand its product offering beyond the physician office and mobile wound care settings and to establish a presence in hospital inpatient, hospital outpatient and ambulatory surgical center settings, particularly in light of the changes to the reimbursement landscape related to products offered in the physician office and mobile wound care settings. As you noted, through the year ended December 31, 2025, the Company’s revenues were primarily derived from products marketed for chronic wound care applications, including VendajeAC and AmnioWrap2, which were predominantly sold through physician office-based and mobile wound care settings, which revenues were expected to decline significantly beginning January 1, 2026 as a result of the changes in the reimbursement rates for the Company’s products in the physician office-based and mobile wound care settings. The BioTissue transaction meaningfully expanded the Company’s product portfolio and commercial presence by adding the Neox and Clarix product lines, which are utilized in surgical and hospital-based applications, and by broadening the Company’s access to additional sites of care and customer channels, including through the acquired GPO and IDN relationships. As a result of this expanded portfolio and commercial footprint, the disclosure on page 4 of the Amended Draft Registration Statement has been updated to reflect the full breadth of the Company’s current product offerings and go-to-market strategy, including greater emphasis on the Neox and Clarix product lines and the Vendaje product family as a whole.

●	Briefly describe the status of your development and/or commercialization efforts for the Neox and Clarix product lines.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Amended Draft Registration Statement accordingly.

Competitive Strengths, page 6

4. We note your reference to “AATB” on page 7. Please define this acronym at its first use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amended Draft Registration Statement accordingly.

Clinical Research and Development, page 9

5. We note your statement that you “have devoted considerable resources to clinical trials to support reimbursement of [y]our products….” Please clarify whether clinical trials are required, or you have otherwise conducted clinical trials, for any other purpose. In addition, disclose whether any such clinical trials have been conducted, or are otherwise planned for, the products you acquired from BioTissue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amended Draft Registration Statement to provide additional disclosure regarding its clinical trials.

6. We note you briefly describe three clinical trials with BioRetain. For each clinical trial, please briefly describe the “standard of care” used, the trial design and the patient eligibility requirements. In addition, for the completed trial, disclose the objective results from the trial, including whether there were any serious adverse effects and the p-value associated with the results. In this regard, we note you refer to the results as “statistically significant.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amended Draft Registration Statement to include additional details regarding its clinical trials.

7. Please disclose your plans for BioRetain upon completion of the described clinical trials. For example, describe any additional steps required before seeking reimbursement for BioRetain products or any additional steps you otherwise plan to take, including whether you plan to conduct any additional studies, upon completion of these trials.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amended Draft Registration Statement to clarify the Company’s anticipated next steps following completion of the described clinical studies.

Other Products, page 9

8. You state that your portfolio includes additional perinatal tissue-based products, including AW2. However, we note your statement on page 55 that your license agreement pursuant to which you licensed the rights to manufacture and commercialize AW2 was canceled in 2026. Please revise your disclosures, as appropriate, to clarify whether AW2 is still included in your product portfolio and, if so, what rights you have with respect thereto. In addition, given that AW2 has historically comprised a significant portion of your revenues, please disclose any material impact that you anticipate the termination of the license will have on the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 57 of the Amended Draft Registration Statement to provide additional details regarding the license agreement relating to AW2.

Coverage and Reimbursement, page 10

9. We note your statement that reimbursement of your products “varies significantly depending on the application and/or site of care in which they are used.” Please briefly describe the extent to which your products are currently approved for reimbursement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that coverage and reimbursement for the Company’s products varies depending on the product, site of care, payor, and applicable coverage policies. The Company’s products utilized in chronic wound care settings are eligible for reimbursement under existing Healthcare Common Procedure Coding System (“HCPCS”) coding frameworks, including Q-code reimbursement methodologies which reimbursement may differ significantly between physician office, hospital outpatient, ambulatory surgery center, and inpatient hospital settings.

In physician office and certain outpatient wound care settings, the Company’s products are separately reimbursed by Medicare and commercial payors, subject to applicable coverage determinations, coding requirements, medical necessity criteria, and utilization limitations. In hospital inpatient and certain surgical settings, reimbursement for products used during procedures is generally bundled into the overall procedural or episode-of-care payment and is not separately reimbursed.

The Company has revised the disclosure on pages 11 and 12 of the Amended Draft Registration Statement to clarify which products are currently approved for reimbursement.

Customers, page 10

10. Please revise your disclosure in this section to briefly describe your dependence on one or a few major customers. In this regard, we note your disclosure elsewhere in the prospectus that you generated approximately 99% and 98%, respectively, of your consolidated net revenue from one customer, Venture Medical, LLC. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 57 of the Amended Draft Registration Statement to provide additional details regarding the distribution agreement with Venture Medical and the related revenues.

Manufacturing, page 10

11. We note your reference to a Manufacturing Supply Agreement with BioTissue. Please file a copy of this agreement as an exhibit to the registration statement, or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed a copy of the Manufacturing Supply Agreement with BioTissue as Exhibit 10.18 to the Amended Draft Registration Statement.

Results of Operations for the Years Ended December 31, 2025 and 2024

Revenue, net, page 56

12. We note you attribute the $22.2 million decrease in revenue in 2025 primarily to “competition from similar products with favorable CMS reimbursement rates.” Please quantify the impact of changes in volume versus price and discuss any other contributing factors. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Amended Draft Registration Statement.

13. As a related matter given that 99% of revenue in 2025 was derived from a single customer, please expand your MD&A to discuss:

●	The risks associated with this concentration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Amended Draft Registration Statement to more fully describe the current risks associated with the Company’s customer concentration.

●	The impact of any changes in the relationship, payment terms, or collectibility.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the concentration of revenue attributable to Venture Medical, LLC during the year ended December 31, 2025, was attributable to the structure of the Distribution and Services Agreement with Venture Medical in effect during that period, under which Venture Medical served as the Company’s primary distributor.

Effective January 1, 2026, the Company entered into an amendment to the Distribution and Services Agreement with Venture Medical. Under the amended arrangement, the per unit consideration to be received upon shipment of the Company’s products to Venture Medical decreased by at least 90%. As a result of the changes to the Distribution Agreement, the Company expects that the proportion of its revenue derived from Venture Medical will continue to decline significantly as compared to historical periods. For the three months ended March 31, 2026, sales to Venture Medical accounted for only approximately 13% of the Company’s revenues as compared to 99% of its revenues for the year ended December 31, 2025. In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Draft Registration Statement to reflect the amended arrangement with Venture Medical and the significant reduction in customer concentration that has resulted therefrom.

●	Any known trends or uncertainties related to this customer that could materially affect your results.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Venture Medical has asserted a claim for appeal or non-payment by customers of certain older items and has withheld payments to the Company of its outstanding accounts receivable as a result. The Company is in the process of a third-party audit to confirm the validity of Venture Medical’s position but believes that many such claimed items are the responsibility of Venture Medical. Nevertheless, the uncertainty surrounding the resolution of this dispute and its potential impact on the collectability of the Company’s accounts receivable resulted in the Company booking a bad debt reserve in Q4 2025 of $8.8 million. The Company does not believe that there is further uncertainty related to Venture Medical that could materially affect the Company’s future results of operations. In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended Draft Registration Statement.

Gross Profit, page 57

14. Please revise to discuss the impact of changes in product mix, pricing, and cost structure on your gross margin. For example, explain how the transition away from AW2 licensing fees and the addition of new product lines affected cost of goods sold and gross profit.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63 of the Amended Draft Registration Statement.

Research & Development Expenses, page 57

15. We note your disclosure of various development programs on page 9. Please disclose the costs incurred during each period presented for significant program areas. If you do not track your research and development costs by program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by program. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense). In addition, please provide similar quantitative or qualitative disclosure related to your General and Administrative Expenses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Amended Draft Registration Statement.

Sales and Marketing Expenses, page 57

16. We note the significant increase in your sales and marketing expenses in 2025 was primarily due to an $8.6 million increase in bad debt expense. Please revise to:

●	Clearly explain the specific circumstances leading to the increase in bad debt expense.

●	Quantify the impact of the other contributing factors cited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Amended Draft Registration Statement.

Item 3. Properties, page 61

17. You state that, on May 29, 2025, your subsidiary, BioStem Properties, LLC, entered into an Agreement for the Purchase and Sale of certain property. Please clarify whether you have completed the purchase of the property.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that on May 29, 2025, BioStem Properties, LLC entered into a purchase and sale agreement to acquire the sub-sublessee’s interest in the sub-sublease for an underlying ground lease covering a four-acre tract of land located at 3600 FAU Blvd, Boca Raton, FL 33431 (Parcel Control Number 06-43-47-07-00-000-3030), within the Research Park at Florida Atlantic University. Subsequently, on September 30, 2025, BioStem Properties, LLC entered into an assignment and assumption agreement, through which it took over the sub-sublessee’s interest in the sub-sublease for the underlying ground lease covering that same property. The sub-sublease runs through October 22, 2085. The Company has revised the disclosure on page 68 of the Amended Draft Registration Statement to clarify the nature of the purchase and that the purchase is now complete.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 61

18. We note your disclosure in note 1 to the table that each Series A-1 Convertible Preferred Share is convertible into 300 shares of common stock. Please tell us why notes 2, 3 and 6 to the beneficial ownership table state that each of the corresponding rows includes only 100 shares of common stock issuable upon conversion of 100 Series A-1 Convertible Preferred Shares, or revise your disclosures as appropriate to reconcile this apparent inconsistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amended Draft Registration Statement.

Executive Employment Agreement with Brandon Poe, page 67

19. You state that, under his employment agreement, Brandon Poe is entitled to an annual base salary of $491,000 and a sign-on bonus in the amount of $50,000. Please clarify whether Mr. Poe’s salary was prorated based on the date of the agreement, and if so, reconcile such amount with the amount presented for Mr. Poe in the “Salary” column of the Summary Compensation Table. Please also clarify for us whether the sign-on bonus has been paid and is included in the Summary Compensation Table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Amended Draft Registration Statement.

Director Compensation as of December 31, 2025, page 73

20. You state that the table in this section presents the total compensation for each person who served as a non-employee director during the fiscal year ended December 31, 2025 and that, other than as set forth in the table, you did not pay any compensation to any of your directors during 2025. Please revise your disclosure here to clarify, consistent with note 7 to the Summary Compensation Table, that you paid compensation to Brandon Poe in 2025 for his service as a director prior to becoming your Chief Financial Officer and that such compensation is included in Summary Compensation Table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Amended Draft Registration Statement.

Common and Preferred Stock, page 76

21. Please revise your disclosure throughout the registration statement to accurately and consistently reflect the number of authorized shares of common stock and preferred stock. In this regard, we note your statement here that your authorized capital stock includes 500,000,000 shares of common stock, but your other disclosures and Exhibit 3.1 to the registration statement state that your authorized capital stock includes 975,000,000 shares of common stock. Similarly, you state here, consistent your other disclosures and Exhibit 3.1, that your authorized capital stock includes 25,000,000 shares of preferred stock. However, on page 50, you state that your organizational documents authorize your board to approve the issuance of up to 15,000,000 shares of “blank check” preferred stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Draft Registration Statement to accurately and consistently reflect the authorized capital stock. With respect to the number of authorized shares, the Company advises the Staff that it intends to amend its articles of incorporation and bylaws immediately prior to effectiveness of the registration statement, including to reduce the number of authorized shares of common stock, and will update all relevant disclosures accordingly once such amendments have been approved.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity…, page 76

22. Please include the information required by Item 201(a)(1)(iii) and 201(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Amended Draft Registration Statement.

Item 10. Recent Sales of Unregistered Securities, page 77

23. For the issuances of options, please disclose the applicable exercise prices.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the exercise prices for the issuances of options starting on page 85 of the Amended Draft Registration Statement.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

24. We note from your disclosure on page 60 that payments made under the Distribution and Sales Agreement are treated as a discount to revenue in accordance ASC 606-10-32-26. Please address the following:

●	Describe the types of payments, credits, or other forms of consideration that are made to customers and the business purpose of these payments.

●	Explain how you determine whether a payment to a customer is accounted for as reduction of revenue versus an expense, in accordance with ASC 606-10-32-25 through 32-27. Indicate whether there have been any changes in your accounting policy or practice regarding consideration payable to customers during the periods presented.

●	Quantify the total amount of consideration payable to customers recognized as a reduction of revenue for all periods presented.

Response: The Company acknowledges the Staff's comment. The Company supplementally advises the Staff that the Company's revenue recognition policy is, and was, accurately described in Note 2 – Summary of Significant Accounting Polices and that the summary of the revenue recognition policy included on page 60 of the initial Draft Registration Statement was inaccurate. The Company has revised the disclosure on page 66 of the Amended Draft Registration Statement to accurately and consistently describe the Company's revenue recognition policy.  Given the nature of the Company's revenue recognition policy, as described in the Amended Draft Registration Statement, ASC 606-10-32-26 is not applicable.

* * *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez

Flora R. Perez, Esq.

cc:	Brandon Poe, Chief Financial Officer